UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the Month of July 2026 Commission File Number: 001-38097
ARGENX SE
(Translation of registrant’s name into English)
Laarderhoogtweg 25 1101 EB Amsterdam, the Netherlands.
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ⌧ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

argenx SE
On July 23, 2026, argenx SE (the “Company) issued a press release, unaudited first half-year financial results for 2026, which are further described in an Unaudited Interim Report for the Six Months Ended June 30, 2026, and an investor presentation copies of which are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated by reference herein.

The information contained in this Current Report on Form 6-K, including Exhibit 99.1 and Exhibit 99.2, shall be deemed to be incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-225375, 333-258253, 333-274721, and 333-292200), and to be part thereof from the date on which this Current Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS
Exhibit	Description
99.1	Press Release dated July 23, 2026
99.2	Unaudited Interim Report for the Six Months Ended June 30, 2026
99.3	Investor Presentation dated July 23, 2026
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGENX SE
Date: July 23, 2026	By:	/s/ Hemamalini (Malini) Moorthy
Hemamalini (Malini) Moorthy
General Counsel